# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mullen Automotive Inc., CIK 0001499961
CUSIP: 62526P109
Title of class of securities: Common Stock, $0.001 per share par value
Address of issuer's principal executive offices: 1405 Pioneer Street, Brea, California (CA), 92821
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-025671
Filed by CIK 0001530749

## Reporting persons
- Esousa Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael Wachs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 43,883,982; shared voting power 0; sole dispositive power 43,883,982; shared dispositive power 0; aggregate amount beneficially owned 43,883,982 (9.9% of the class)
- Esousa Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 43,883,982; shared voting power 0; sole dispositive power 43,883,982; shared dispositive power 0; aggregate amount beneficially owned 43,883,982 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Mullen Automotive Inc.
Address of issuer's principal executive offices: 1405 Pioneer Street Brea, CA, 92821

## Item 2. Person Filing
Name of person filing: Esousa Holdings LLC, Michael Wachs and Esousa Group Holdings LLC.
Address of principal business office or, if none, residence:
211 East 43rd Street, Suite 402
New York, NY 10017
Citizenship: Esousa Holdings LLC is a New York limited liability company, Mr. Wachs is a U.S. citizen and Esousa Group Holdings LLC is a New York limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 43,883,982. This amount consists of (i) 2,793,961 shares of common stock, (ii) 20,651,734 shares of common stock issuable upon conversion of notes and (iii) 20,438,287 shares of common stock issuable upon cash exercise of warrants held by Esousa Group Holdings, LLC, which may be deemed to be beneficially owned by Michael Wachs, who serves as the sole managing member for Esousa Group Holdings LLC. Does not include (i) a fractional amount of shares of common stock issuable upon conversion of 458 shares of Series C Preferred Stock or (ii) 8,346,064 shares of common stock issuable upon conversion of convertible notes and 16,194,332 shares of common stock issuable upon cash exercise of warrants that were issued in January 2025. This amount does not give effect to applicable beneficial ownership limitations.
Percent of class: 9.9%. This percentage is calculated based on 61,595,743 shares of common stock outstanding as of January 21, 2025 and assumes the issuance of shares of common stock upon conversion of notes and upon cash exercise of warrants, which are subject to certain beneficial ownership limitations.
Sole power to vote or to direct the vote: 43,883,982. See Item 4(a).
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 43,883,982. See Item 4(a).
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Esousa Holdings LLC: /s/ Michael Wachs, Michael Wachs/Managing Member (02/14/2025)
- Michael Wachs: /s/ Michael Wachs, Michael Wachs (02/14/2025)
- Esousa Group Holdings LLC: /s/ Michael Wachs, Michael Wachs/Managing Member (02/14/2025)